Date: 2017-04-26
US Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re: Notice of disclosure filed under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that LM Ericsson Telephone Company has made disclosure pursuant to those provisions in its report on Form 6-K dated April 26, 2017 containing its quarterly report for the first quarter of 2017.

Respectfully submitted,

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

/s/ Roland Hagman	/s/ Nina Macpherson
Name: Roland Hagman	Name: Nina Macpherson
Title: Vice President, Group Controller	Title: Senior Vice President & Chief Legal Officer